

March 3, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
       Issuer CIK: 0001100663
       Issuer File Number: 333-92935 / 811-09729
       Form Type: 8-A12B
       Filing Date: March 3, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the iShares Broad USD Floating Rate Loan ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications